EXHIBIT 99.1
PRESS RELEASE

CONSOLIDATED MERCANTILE INCORPORATED COMPLETES SALE OF SHARES OF POLYAIR INTER PACK INC.

Consolidated Mercantile Incorporated: (TSX: “CMC”, NASDAQ: “CSLMF”)

Toronto, December 31, 2007:  Consolidated Mercantile Incorporated (“CMI” the “Company”) announced today that it has completed a private sale of all of its share holdings in Polyair Inter Pack Inc. (“PPK”) to Glencoe Skydome Holdings, L.P., an affiliate of Glencoe Capital LLC (“Glencoe”).  The sale of 1,549,845 common shares of PPK was completed for proceeds of US$6,168,383.10.  The transaction, which has been under active consideration as part of the Board’s continuing evaluation of potential strategies to maximize shareholder value, provides the Company  future opportunity and potential.

CMI is a management holding company which effects its investment strategy through investment in, management of and merchant banking to its core strategic industries.

"Safe Harbor" statement under the Private Securities Reform Act of 1995:

This release contains forward-looking statements which reflect management's current views of future events and operations. These forward-looking statements are based on assumptions and external factors, including assumptions relating to product pricing, competitive market conditions, financial data, and other risks or uncertainties detailed from time to time in the Company's filings with the Securities and Exchange Commission. These forward-looking statements represent the Company's judgment as of the date of this release and any changes in the assumptions or external factors could produce significantly different results.

For further information, please contact:

Stan Abramowitz, Secretary
(416) 920-0500
Consolidated Mercantile Incorporated
106 Avenue Road
Toronto, Ontario M5R 2H3

Christopher J. Collins
(312) 795-6300
Glencoe Capital, LLC
222 West Adams Street, Suite 1000
Chicago, IL 60606

Stysia Reay
(416) 679-6591
Polyair Inter Pack Inc.
330 Humberline Drive
Toronto, Ontario M9W 1R5